UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 10)*
Inseego Corp.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
45782B302

(CUSIP Number)

Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782B302

1	NAMES OF REPORTING PERSONS
Golden Harbor Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,303,314

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,303,314

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,303,314

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 12,571,522 shares of Issuer’s Common Stock outstanding, which is the sum of (i) 11,882,948 shares of the Issuer’s Common Stock outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2024, (ii) 187,500 shares of the Issuer’s Common Stock issuable upon exercise of the 2019 Warrants, (iii) 35,689 shares of the Issuer’s Common Stock subject to vesting restricted stock units, and (iv) 465,385 shares of the Issuer’s Common Stock issuable upon exercise of the Loan Warrants (as defined herein).

CUSIP No. 45782B302

1	NAMES OF REPORTING PERSONS
Braslyn Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
WC			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
761,483

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
761,483

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
761,483

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 12,571,522 shares of Issuer’s Common Stock outstanding, which is the sum of (i) 11,882,948 shares of the Issuer’s Common Stock outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2024, (ii) 187,500 shares of the Issuer’s Common Stock issuable upon exercise of the 2019 Warrants, (iii) 35,689 shares of the Issuer’s Common Stock subject to vesting restricted stock units, and (iv) 465,385 shares of the Issuer’s Common Stock issuable upon exercise of the Loan Warrants (as defined herein).

CUSIP No. 45782B302

1	NAMES OF REPORTING PERSONS
Tavistock Financial, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 45782B302

1	NAMES OF REPORTING PERSONS
Tavistock Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,689

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,689

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 12,571,522 shares of Issuer’s Common Stock outstanding, which is the sum of (i) 11,882,948 shares of the Issuer’s Common Stock outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2024, (ii) 187,500 shares of the Issuer’s Common Stock issuable upon exercise of the 2019 Warrants, (iii) 35,689 shares of the Issuer’s Common Stock subject to vesting restricted stock units, and (iv) 465,385 shares of the Issuer’s Common Stock issuable upon exercise of the Loan Warrants (as defined herein).

CUSIP No. 45782B302

1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,100,486

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,100,486

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,486

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 12,571,522 shares of Issuer’s Common Stock outstanding, which is the sum of (i) 11,882,948 shares of the Issuer’s Common Stock outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2024, (ii) 187,500 shares of the Issuer’s Common Stock issuable upon exercise of the 2019 Warrants, (iii) 35,689 shares of the Issuer’s Common Stock subject to vesting restricted stock units, and (iv) 465,385 shares of the Issuer’s Common Stock issuable upon exercise of the Loan Warrants (as defined herein).

This amendment (this “Amendment No. 10”) further amends and supplements the statement on Schedule 13D filed on August 10, 2018 by Golden Harbor Ltd. (“Golden Harbor”) and Joe Lewis, as amended by Amendment No. 1 filed on September 7, 2018, Amendment No. 2 filed on December 20, 2018, Amendment No. 3 filed on March 29, 2019, Amendment No. 4 filed on July 25, 2019, Amendment No. 5 filed on August 13, 2019, Amendment No. 6 filed on April 2, 2020, Amendment No. 7 filed on May 15, 2020, Amendment No. 8 filed on December 16, 2020 and Amendment No. 9 filed on September 24, 2021 (as amended, the “Original Filing”) with respect to the common stock, par value $0.001 (the “Common Stock”) of Inseego Corp. (the “Issuer”). Amendment No. 7 was the initial statement on Schedule D in respect of the Common Stock of the Issuer for Braslyn Ltd. and Tavistock Financial, LLC. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 10. To the extent applicable, Tavistock Holdings,Inc. (“Tavistock Holdings”) adopts the Original Filing as amended hereby as its initial filing on Schedule 13D in respect of the Common Stock of the Issuer.Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Filing.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

This Schedule 13D is jointly filed by Golden Harbor Ltd. (“Golden Harbor”), Braslyn Ltd. (“Braslyn”), Tavistock Holdings, Inc. (“Tavistock Holdings”) and Joe Lewis. Golden Harbor, Braslyn, Tavistock Holdings and Mr. Lewis are collectively referred to herein as the “Reporting Persons.”

Golden Harbor, a company organized under the laws of The Bahamas, is primarily engaged in the business of investing in securities. Braslyn, a company organized under the laws of the Bahamas, is primarily engaged in the business of investing in securities. Tavistock Holdings, a company organized under the laws of Florida, is the United States parent entity of Tavistock’s United States companies, businesses and assets. Mr. Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor, including through the investments of Golden Harbor, Braslyn and Tavistock Holdings. Golden Harbor, Braslyn and Tavistock Holdings buy and sell securities under the direction of Mr. Lewis. The address of Golden Harbor, Braslyn and Mr. Lewis is Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, The Bahamas. The address of Tavistock Holdings is 9350 Conroy Windermere Road, Windermere, Florida 34786.

Each of Golden Harbor, Braslyn, Tavistock Holdings and Mr. Lewis disclaims the existence of any “group” among them in respect of the Common Stock of the Issuer within the meaning used for the purposes of Section 13(d) of the Securities Exchange Act of 1934.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of Golden Harbor, Braslyn and Tavistock Holdings, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization.

Except as set forth on Schedule B to this Schedule 13D, none of the Reporting Persons nor any of the individuals identified on Schedule A to this Schedule 13D has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

The disclosures set forth below in Item 4 of this Amendment regarding the Reverse Stock Split, the Loan Warrants and the Merger are incorporated herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

Reverse Stock Split

On January 24, 2024, the Issuer completed a 1-for-10 reverse stock split of its issued and outstanding Common Stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, each share of Common Stock issued and outstanding immediately prior to January 24, 2024 was automatically converted into one-tenth (1/10) of a share of Common Stock. The Reverse Stock Split affected all common stockholders uniformly and did not alter any stockholder's percentage interest in the Issuer’s equity, except to the extent that the Reverse Stock Split would result in a stockholder owning a fractional share. No fractional shares were issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive a fractional share instead were entitled to receive cash in lieu of such fractional share.

2025 Notes Restructuring

On June 28, 2024, the Issuer entered into a series of agreements, as part of its overall capital structure management to reduce its total debt and restructure its outstanding 3.25% convertible notes due 2025 (the “2025 Notes”) (the “2025 Notes Restructuring”), among which the Issuer agreed to purchase for cash, all of the $45.9 million in face value of the 2025 Notes held by certain entities managed by Highbridge Capital Management, LLC, at a discount of 30% to face value (the “Convertible Debt Repurchase”). To finance a portion of the Convertible Debt Repurchase, the Issuer, as borrower, entered into a Loan and Security Agreement (the “Loan Agreement”) with South Ocean Funding, LLC (“South Ocean”), an affiliate of Golden Harbor and Tavistock Holdings, and certain participant lenders, as lenders (collectively, the “Lenders”), and Inseego Wireless, Inc. and Inseego North America LLC, as guarantors, pursuant to which a senior secured $19.5 million loan facility (the “Loan”) was made available to the Issuer on July 1, 2024. The Issuer shall use the proceeds to partially fund the Issuer’s repurchase of the 2025 Notes under Convertible Debt Repurchase.

In connection with the Loan, the Issuer issued to the Lenders warrants (the “Loan Warrants”) to purchase an aggregate of 550,000 shares of the Issuer’s Common Stock, according to each Lenders’ pro rata share of the Loan. The Loan Warrants have an exercise price of $12.12 per share of the Issuer’s Common Stock, subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions. The Loan Warrants expire four years from the date of issuance, are exercisable on a cash basis, and contain customary registration rights with respect to the shares of the Issuer’s Common Stock issuable upon exercise of such Loan Warrants.

The Issuer filed a Form 8-K with the Securities and Exchange Commission on July 1, 2024 (the “Issuer 8-K”), further describing the 2025 Notes Restructuring. The descriptions of the transactions and agreements set forth herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such respective agreements, filed as Exhibits to the Issuer 8-K.

Merger of Tavistock Financial, LLC and Tavistock Holdings

Effective on June 30, 2024, Tavistock Financial, LLC (“Tavistock Financial”) merged into Tavistock Holdings with Tavistock Holdings remaining as the surviving entity (the “Merger”). As a result, Tavistock Financial ceased to exist and Tavistock Holdings has become the holder of any Issuer’s Common Stock, warrants or options previously reported as held by Tavistock Financial.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

All percentages are based on 12,571,522 shares of Issuer’s Common Stock outstanding, which is the sum of (i) 11,882,948 shares of the Issuer’s Common Stock outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2024, (ii) 187,500 shares of the Issuer’s Common Stock issuable upon exercise of the 2019 Warrants, (iii)  35,689 shares of the Issuer’s Common Stock subject to vesting restricted stock units, and (iv) 465,385 shares of the Issuer’s Common Stock issuable upon exercise of the Loan Warrants (as defined herein). Golden Harbor also holds 2025 Notes that subject to applicable conditions may be converted into 1,939,106 shares of the Issuer’s Common Stock, but such 2025 Notes are not currently exercisable due to the Ownership Limitation. Such 2025 Notes are also subject to the term sheet regarding the Exchange, as described in Item 6.

(a) Golden Harbor beneficially owns 1,303,314 shares of Common Stock, which represents 10.4% of the Issuer’s outstanding Common Stock. Braslyn beneficially owns 761,483 shares of Common Stock, which represents 6.1% of the Issuer’s Common Stock. Tavistock Holdings beneficially owns 35,689 shares of Common Stock, which represents 0.3% of the Issuer’s Common Stock. Mr. Lewis beneficially owns 2,100,486 shares of Common Stock, which represents 16.7% of the Issuer’s Common Stock.

The table below reflects restricted stock units of the Issuer granted to Mr. Avery and owned by Tavistock Holdings that are not subject to vesting within the next 60 days:

Grant Date	Number of Restricted Stock Units	Vesting Schedule
September 29, 2023	21,551	September 5, 2024

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:
    (i)          Sole power to vote or to direct the vote:
 None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock.
    (ii)       Shared power to vote or to direct the vote:
   Golden Harbor has shared power to vote or to direct the vote of the 1,303,314 shares of Common Stock it beneficially owns. Braslyn has shared power to vote or direct the vote of the 761,483 shares of Common Stock it beneficially owns. Tavistock Holdings has shared power to vote or direct the vote of the 35,689 shares of Common Stock it beneficially owns. Mr. Lewis has shared power to vote or to direct the vote of the 2,100,486 shares of Common Stock he beneficially owns.
    (iii)      Sole power to dispose or to direct the disposition of:
 None of the Reporting Persons has sole power to dispose or to direct the disposition of any shares of Common Stock.
    (iv)       Shared power to dispose or to direct the disposition of:
   Golden Harbor has shared power to dispose or to direct the disposition of the 1,303,314 shares of Common Stock it beneficially owns. Braslyn has shared power to dispose or direct the disposition of the 761,483 shares of Common Stock it beneficially owns. Tavistock Holdings has shared power to dispose or direct the disposition of the 35,689 shares of Common Stock it beneficially owns. Mr. Lewis has shared power to dispose or to direct the disposition of the 2,100,486 shares of Common Stock he beneficially owns.
(c) Other than as described herein in Item 4 or 6, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.
(d) Other than as described herein, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosures set forth above in Item 4 of this Amendment regarding the Reverse Stock Split, the Loan Warrants and the Merger are incorporated herein.

On June 28, 2024, also in connection with the 2025 Notes Restructuring, the Issuer and Golden Harbor entered into a binding term sheet pursuant to which Golden Harbor and the Issuer agreed to enter into a definitive agreement to exchange $24,456,000 in outstanding 2025 Notes held by Golden Harbor for (i) a number of unregistered shares of the Issuer’s Common Stock to be issued at the Minimum Price (defined under the NASDAQ rules, and taking into account any value ascribed by NASDAQ to the Exchange Warrants (as defined below)), (ii) approximately $10 million in principal amount under a new senior secured note due 2029 and (iii) a number of warrants equal to 0.65 for each share of the Issuer’s Common Stock issued under item “(i)” hereto (the “Exchange Warrants”), in each case, pursuant to a private placement exemption under the Securities Act, for no additional consideration (the “Exchange”). The Exchange is expected to be completed on August 2024, subject to certain conditions. Issuer has agreed to file a registration statement covering the resale of the Common Stock and all shares of Common Stock underlying the warrants (including the Loan Warrants) within 6 months of the closing of the Exchange.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit No.	Description
Exhibit 15	Joint Filing Agreement, dated as of July 2, 2024, between Golden Harbor Ltd., Braslyn Ltd., Tavistock Holdings, Inc. and Joe Lewis.
Exhibit 16
Loan and Security Agreement, dated June 28, 2024, among South Ocean Funding, LLC, as lender, certain participant lenders, Inseego Corp., as borrower, and Inseego Wireless, Inc. and Inseego North America LLC, as guarantors (incorporated by reference herein to Exhibit 10.2 of the Issuer 8-K).

Exhibit 17	Form of Common Stock Purchase Warrant (incorporated by reference herein to Exhibit 10.3 of the of the Issuer 8-K).
Exhibit 18	Exchange Term Sheet dated June 28, 2024 between Inseego Corp. and Golden Harbor Ltd. (incorporated by reference herein to Exhibit 10.4 of the of the Issuer 8-K).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  July 2, 2024
GOLDEN HARBOR LTD.

By:	/s/ Jason C. Callender
	Name:	Jason C. Callender
	Title:	Director & Vice President

BRASLYN LTD.

By:	/s/ Jason C. Callender
	Name:	Jason C. Callender
	Title:	Director

TAVISTOCK HOLDINGS, INC.

By:	/s/ Thomas B. Youth
	Name:	Thomas B. Youth
	Title:	Vice President

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually